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                             February 2, 2021

       Connor Teskey
       Chief Executive Officer
       Brookfield Renewable Corporation
       250 Vesey Street, 15th Floor
       New York, NY 10281-1023

                                                        Re: Brookfield
Renewable Corporation
                                                            Brookfield
Renewable Partners L.P.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
27, 2021
                                                            CIK No. 0001791863

       Dear Mr. Teskey:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Staff Attorney, at (202) 551-3763 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Chris Bornhorst